   As filed with the Securities and Exchange Commission on April 17, 2000
                                                     Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               BEA SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

                         Delaware                                                                         77-0394711
(State or other jurisdiction of incorporation or organization)                            (I.R.S. Employer Identification Number)

                            2315 North First Street
                          San Jose, California  95131
                                 (408) 570-8000

  (Address, including zip code, and telephone number, including area code, of registrar's principal executive offices)

                             William T. Coleman III
                    Chairman and Chief Executive Officer
                            2315 North First Street
                          San Jose, California  95131
                                 (408) 570-8000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

                              Cori M. Allen, Esq.
                            Morrison & Foerster LLP
                               755 Page Mill Road
                          Palo Alto, California 94304
                                 (650) 813-5600

        Approximate date of commencement of proposed sale to the public:
   From time to time after the effective date of this Registration statement.

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [-]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [-]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [-]

====================================================================================================================================
                                                  CALCULATION OF REGISTRATION FEE
====================================================================================================================================
   Title of Shares to be      Amount to be         Proposed Maximum           Proposed Maximum              Amount of
       Registered              Registered      Aggregate Price Per Share   Aggregate Offering Price      Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001
  par value...............   235,359 shares            $59.00(1)                $13,886,181(1)               $3,665.95
------------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) based on the average of the high and low reported sales prices on the Nasdaq National Market on April 14, 2000.

  The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file an amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+ The information in this prospectus is not complete and may be changed. We may+ + not sell these securities until the registration statement filed with the + + Securities and Exchange Commission is effective. This prospectus is not an + + offer to sell these securities and it is not soliciting an offer to buy these+
+ securities in any state where the offer of sale is not permitted.            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 Subject to Completion, dated April 17, 2000

Prospectus

                               BEA Systems, Inc.


                        235,359 Shares of Common Stock

     235,359 shares of our common stock were issued to former stockholders of The Workflow Automation Corporation as payment for the purchase of all outstanding shares of The Workflow Automation Corporation. Some of these stockholders may wish to sell these shares in the future, and this prospectus allows them to do so. We will not receive any of the proceeds from any sale of shares by these stockholders, but we have agreed to bear the expenses of registration of the shares by this prospectus. Share numbers in this prospectus do not reflect our 2-for-1 stock split to be effected April 24, 2000 in the form of a stock dividend payable to record holders of our stock as of April 7, 2000.

     Our stock is listed on the Nasdaq National Market under the symbol: BEAS The last sale price of the common stock on the Nasdaq National Market on April 14, 2000 was $59 per share.

                        _______________________________

     Investing in the common stock involves a high level of investment risk. See "Risk Factors" beginning on page 8 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                        _______________________________

                               April   , 2000

                               TABLE OF CONTENTS

                                                   Page
                                                   ----
Available Information............................     4
Incorporation of Certain Documents by Reference..     4
The Company......................................     5
Recent Events....................................     7
Use of Proceeds..................................     8
Risk Factors.....................................     8
Selling Stockholders.............................    17
Plan of Distribution.............................    18
Experts..........................................    18
Legal Matters....................................    18

     No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with the offer described in this prospectus and, if given or made, such information and representations must not be relied upon as having been authorized by the Company or the selling stockholders. Neither the delivery of this prospectus nor any sale made under this prospectus shall under any circumstances create any implication that there has been no change in the affairs of BEA Systems, Inc. since the date hereof or since the date of any documents incorporated herein by reference. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates, or an offer or solicitation in any state to any person to whom it is unlawful to make such offer in such state.

                             AVAILABLE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance with the Act we file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information filed can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site (http://www.sec.gov) containing reports, proxy and information statements and other information of registrants, including ours, that file electronically with the Commission. In addition, the Common Stock is listed on the Nasdaq National Market and similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

     We have filed with the Commission a registration statement on Form S-3 (of which this prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares being offered by this prospectus. This prospectus does not contain all of the information set forth in this registration statement, some portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each of these statements are qualified in all respects by this reference and the exhibits and schedules thereto. For further information regarding us and the shares being offered by this prospectus, reference is hereby made to the registration statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The documents listed below have been filed by BEA Systems, Inc. under the Securities Exchange Act of 1934 with the Securities and Exchange Commission and are incorporated herein by reference:

     a.   Our Annual Report on Form 10-K for the year ended January 31, 1999;

     b. Our Quarterly Reports on Form 10-Q for the quarters ended April 30, 1999, July 31, 1999, and October 31, 1999;

     c. Our Current Reports on Form 8-K filed on December 6, 1999 and December 13, 1999, as amended January 18, 2000; and

     d. The description of our Common Stock contained in our registration statement on Form 8-A (File No. 000-22369).

     Each document we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein (or in the applicable prospectus supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this prospectus is delivered upon written or oral request. Requests should be directed to Kevin A. Faulkner, Vice President-Investor Relations, 2315 North First Street, San Jose 95131, telephone number: (408) 570-8000.

                                  THE COMPANY

Overview

     We are a leading provider of e-commerce infrastructure software that helps companies of all sizes build e-commerce systems that extend investments in existing computer systems and provide the foundation for running a successful integrated e-business. Our vision is to become the leading provider of architecture and software infrastructure solutions for development and deployment of reliable, scalable business applications for e-commerce.

     Our core business has been providing infrastructure for high-volume transaction systems, such as telecommunications billing applications, commercial bank ATM networks and account management systems, credit card billing systems and securities trading account management systems. These distributed systems must scale to process high transaction volumes and accommodate large numbers of users. As the Internet and e-commerce continue to develop, increasing transaction loads are being placed on Web-based systems, such as retail e-commerce sites. In addition, systems that historically have been strictly internal are now being extended to the Internet, such as telecommunications, bank and credit card account information. As the number and complexity of transactions being processed by e-commerce systems grows, developers of high-volume transaction Web sites have increasingly turned to our reliable, scalable, end-to-end e-commerce solutions. With the extension of our BEA Tuxedo product to e-commerce systems, increased adoption of WebLogic, and our recent acquisition of The Theory Center, we are well positioned to meet the needs of companies who require scalable and reliable e-commerce systems.

     An e-commerce transaction involves much more than simply the purchase of an item over the Web. In order to perform a single e-business transaction, a robust e-commerce system must process several distinct computer transactions. A typical e-commerce request, whether a purchase or an information search, generates a series of interconnected computer transactions. These computer transactions may include determining whether the ordered item is in stock, determining where the item is located, scheduling the item for shipping, processing payment and recording the transaction in the company's financial records. In addition, many Web sites now gather information about users as they navigate the site. This information is stored, identified with the particular user, and compared with past behavior of the same and other users in order to personalize online interaction by recommending specific merchandise, offering personalized pricing and displaying targeted advertising, all based on the user's profile. As e-commerce grows, an increasing number of e-business transactions generates increasing numbers of computer transactions, driving the demand for more scalable and reliable systems for managing them.

     We provide an e-commerce transaction platform that is designed to address this demand and help companies quickly develop and integrate e-business initiatives and reliably deliver a wider range of dynamic, personalized services.

     Our products are marketed and sold worldwide through a network of sales offices, as well as hardware vendors, independent software vendors and systems integration companies that are BEA distribution partners and software distributors. Licenses for our products are typically priced on a per-user, per-application basis, but we also offer licenses priced per server CPU and time-based enterprise licenses.

Products and Services

     Our products and professional services together provide an end-to-end transaction platform for developing and deploying e-commerce applications that extend investments in existing computer systems. These products and services are packaged as the BEA E-Commerce Transaction Platform/TM/. The BEA E-Commerce Transaction Platform includes:

     E-Commerce Server Software. We provide a family of Web and application server software that enables scalable, reliable e-commerce applications. Our e-commerce server software includes:

     . BEA WebLogic Server, an award-winning Java/TM/ Web application server software platform for e-commerce applications that uses Enterprise JavaBeans (EJB).

     . BEA WebLogic Enterprise, industrial-strength e-commerce server software that leverages the BEA Tuxedo code base and extends the robust, high-volume transaction processing capabilities of BEA Tuxedo to applications written in Common Object Request Broker Architecture (CORBA) C++ and CORBA Java. In addition, we recently extended the capabilities of BEA Tuxedo to applications written in EJB through a new version of WebLogic Enterpris.

     . BEA Tuxedo, a leading application server software platform for building and managing reliable high-transaction volume e-commerce and other mission-critical applications in distributed environments.

     All BEA application server software platforms are standards-compliant and compatible with leading hardware, operating systems and databases. This enables customers to extend their investments in existing computer systems and maintain flexibility for future technology purchases.

     E-Commerce Integration Software. We provide solutions for rapidly and reliably integrating large-scale enterprise applications and business processes both within an enterprise and across the Web with suppliers, distribution partners and customers to accomplish strategic e-business initiatives.

     BEA eLink/TM/ is infrastructure software for integration of enterprise applications. BEA eLink includes a robust and scalable integration server, best-of-breed data integration and process management options, integration components for leading databases, key customer relationship management (CRM) and enterprise resource planning (ERP) applications. BEA eLink also includes a broad set of mainframe adapters and an Extensible Markup Language (XML) adapter.

     Integrated under a single interface, BEA eLink enables a variety of packaged and proprietary applications to interact seamlessly across multiple operating systems, standards, and programming languages. BEA eLink is built on the BEA Tuxedo platform, and provides support for multiple synchronous and asynchronous messaging formats, reliably processing transactions in high-volume, highly distributed environments.

     E-Commerce Application Components. We provide component-based products that enable businesses to rapidly create adaptable e-commerce applications. To sustain their competitive advantage, companies using the Web need to be able to modify applications and implement new e-commerce initiatives quickly in response to market changes, customer demands and competitive advances. To meet this demand, we have introduced our new BEA Commerce Ready/TM/ family of products that provides businesses with the building blocks required to create robust adaptable e-commerce applications. By providing ready-made application functionality in these pre-built reusable components, BEA helps enable companies to quickly create new Web-based applications. The first product in the family, BEA Commerce Ready Components/TM/, includes over 80 standard EJB components that can be quickly assembled into adaptable, extensible and scalable e-commerce solutions. Our recent acquisition of The Theory Center greatly enhanced the number of components and the functionality offer by BEA. Components offered by BEA provide business logic commonly used in e-commerce sites, such as shopping cart, inventory management, order tracking, and pricing.

     E-Commerce Services. We help bridge the gap between the need for companies to get online quickly and our customers' lack of in-house expertise available to make this transition. We provide accelerated design and delivery of e-commerce solutions, 24x7 operations support, rapid knowledge transfer, and deep experience with BEA platforms as well as legacy infrastructures. Our services include:

 .    Customer support services. Our customer support can be scaled to meet a variety of needs including around-the-clock support. We offer customer support services through telephone, e-mail, BEA-sponsored electronic bulletin boards and other channels. Our support personnel are located throughout the world and provide on-site customer support as needed.

 .    Professional consulting services. We have significant expertise in defining, architecting, building and deploying e-commerce solutions. Professional consulting services are performed on-site as necessary and also in our offices in the U.S. and Europe.

 .    BEA educational services. We offer formal training courses to educate customers' developers in techniques for building e-commerce applications using Web-optimized languages and technologies.

Customers

     We have more than 3,500 worldwide customers for our products and services. Our products and services have been chosen for e-commerce initiatives by emerging Internet companies as well as established businesses. Traditional companies are using our products and services to extend internal applications to the Web, such as telecommunications billing, Internet banking securities trading, online airline reservations, online inventory control, and online monitoring and control of home appliances. Our products are used to support the Web-based applications users see on their screens, as well as internal applications that can now be accessed through the Web. Significant customers our fiscal 2000 year include British Airways, British Telecom, Chase Manhattan Bank, Deutsche Telekom, General Motors, Kaiser Permanente, MeritaNordbanken, S.W.I.F.T., United Airlines, and Vattenfall. Significant Internet customers our fiscal 2000 year include Amazon.com, Autoconnect, Beyond.com, E*Trade, iAMnetworks.com, Intertainer, MetaMarkets.com, PlanetRx, priceline.com, Sparks.com, Spendcash.com, Travelnow.com, and TRIP.com. Hardware vendors such as Hewlett-Packard, Unisys, Bull Information Systems and NCR have selected BEA application servers as the software infrastructure for their e-commerce hardware solutions. BEA has also added relationships with systems integrators, particularly Web enablement services companies iXL and Razorfish. BEA has been adopted for Web-based applications by a large number of independent application developers, including Calico, Cemax, Parametric Technologies, PeopleSoft, Rubric, Six Degrees, and Tradex.

     We were incorporated in Delaware in January 1995 under the name BEA Enterprises, Inc. and changed our name to BEA Systems, Inc. in September 1995. References to "BEA" or the "Company" refer to BEA Systems, Inc., our subsidiaries and predecessor entities acquired in previous acquisitions. Our headquarters are located at 2315 North First Street, San Jose, California, 95131. Our telephone number is (408) 570-8000.

                                 RECENT EVENTS

     Stock Split. We recently announced a two-for-one split of our common stock, to be effected in the form of a stock dividend, payable on April 24, 2000 to stockholders of record on April 7, 2000. This split was approved by our stockholders at a special stockholders' meeting on April 6, 2000. Share amounts and related share information in this Offering Circular do not reflect this split, but do reflect our previous two-for-one split effected in December 1999. This split is in addition to our previous 2-for-1 split effected on December 19, 1999.

     Acquisition of The Theory Center. On November 19, 1999, pursuant to an Agreement and Plan of Merger, dated as of November 10, 1999, we acquired The Theory Center, Inc., a privately held Delaware corporation. As consideration for the transaction, we issued 3,635,414 shares of our common stock in exchange for the outstanding shares of capital stock of The Theory Center, subject to the withholding of 10.5% of such shares in escrow in accordance with the terms of the acquisition agreement. The 3,635,414 shares of our common stock issued in consideration do not reflect our recently announced two-for-one stock split.
See "--Stock Split." At the effective time of the merger, all outstanding options and warrants to purchase shares of The Theory Center common stock were automatically converted into options and warrants to purchase our common stock based upon the conversion factor set forth in the acquisition agreement with corresponding adjustment to their respective exercise prices.

     Recent Announcement. In December 1999, BEA and Warburg, Pincus Ventures, LP formed a new independent company, WebGain, Inc., to bring to market software tools that are designed to accelerate the development and deployment of component-based applications for e-commerce. Warburg, Pincus Ventures, LP holds the controlling share of WebGain, Inc., and BEA, together with employees of the new company hold the remaining interests. The first transaction by WebGain, Inc. was the $75 million cash acquisition of the Visual Cafe product line of Symantec Corporation's Internet Tools Division completed in December 1999.

     Convertible Subordinated Debt Offering. In December, 1999, we sold $550,000,000 of 4% Convertible Subordinated Notes due December 15, 2006, which are convertible into 7,936,500 shares of Common Stock at a conversion rate of
14.43 shares per $1,000 principal amount of notes. We will pay interest on the notes on June 15 and December 15 of each year. The first interest payment will be made on June 15, 2000. In March, 2000, we filed a shelf registration statement on Form S-3 to register the Convertible Notes and the underlying Common Stock issuable upon the conversion of such notes.

                                USE OF PROCEEDS

     All of the shares being offered under this prospectus are offered by the selling stockholders, and we will not receive any of the proceeds from the sale of the shares. This registration statement is intended to satisfy certain of our obligations under our stock purchase agreement with the selling stockholders. Under that agreement, we have agreed to pay expenses of registration of these shares under federal and state securities laws.

                                  RISK FACTORS

     Investors should carefully consider the following risk factors in evaluating an investment in the common stock.

Significant unanticipated fluctuations in our quarterly revenues and operating results may not meet securities analysts' or investors' expectations and result in a decline in our stock price.

     Although we have had significant revenue growth in recent quarters, our growth rates may not be sustainable. If our revenues, operating results, earnings or future projections are below the levels expected by securities analysts, our stock price is likely to decline. Our stock price is also subject to the volatility generally associated with software and technology stocks and may also be affected by broader market trends unrelated to our performance.

     We expect to experience significant fluctuations in our future quarterly revenues and operating results as a result of many factors, including:

     .  the size and timing of customer orders

     .  introduction or enhancement of our products or its competitors' products

     . general economic conditions, which can affect our customers' capital investment levels and the length of the our sales cycle

     .  recent hiring ahead of demand

     . the structure, timing and integration of acquisitions of businesses, products and technologies

     .  the terms and timing of financing activities

     .  market acceptance of middleware products

     .  the lengthy sales cycle for our products

     .  technological changes in computer systems and environments

     . whether we are able to develop, introduce and market new products on a timely basis

     . changes in our competitors' product offerings and pricing policies, and customer order deferrals in anticipation of new products and product enhancements from BEA or competitors

     .  whether we are able to expand its sales and marketing programs

     . the mix of our products and services sold and mix of distribution channels

     .  whether we are able to meet its customers' service requirements

     . costs associated with acquisitions, including the acquisition of The Theory Center and The Workflow Automation Corporation

     . the impact and duration of deteriorating economic and political conditions in Asia

     . a widely-predicted freeze in deployment of new computer systems by large corporations in the first quarter of 2000, related to remediation of the Year 2000 problem

     .  loss of key personnel

     .  fluctuations in foreign currency exchange rates

     . interpretations of the accounting pronouncements on software revenue recognition.

     As a result of all of these factors, we believe that quarterly revenues and operating results are difficult to forecast and period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of trends or future performance.

     Our revenues are derived principally from large orders as customers deploy our products throughout their organizations or choose to standardize on our products for their system architecture. Increases in the dollar size of individual license transactions also increase the risk of fluctuation in future quarterly results. If we cannot generate large customer orders, or customers delay or cancel such orders in a particular quarter, it will have a material adverse effect on our revenues and, more significantly on a percentage basis, our net income or loss in that quarter. Moreover, we typically receive and fulfill a majority of our orders within the quarter, with the substantial majority of our orders received in the last month of each fiscal quarter. As a result, we may not learn of revenue shortfalls until late in a fiscal quarter, after it is too late to adjust expenses for that quarter. Additionally, our operating expenses are based in part on our expectations for future revenues and are relatively fixed in the short term. Any revenue shortfall below our expectations could have an immediate and significant adverse effect on our results of operations.

Our limited operating history and need to continue to integrate our acquisitions makes it difficult to predict our future results

     We were incorporated in January 1995 and therefore have a limited operating history. We have generated revenues to date primarily from sales of BEA TUXEDO, a software product to which we acquired worldwide distribution rights in February 1996, and from fees for related software products and services. We have also acquired a number of businesses, technologies and products. Our limited operating history and the need to integrate a number of separate and independent business operations subject our business to numerous risks. At October 31, 1999, we had an accumulated deficit of approximately $189.1 million. In addition, in connection with certain acquisitions completed prior to October 31, 1999, we recorded approximately $265.5 million as intangible assets. Under Generally Accepted Accounting Principles, these intangible assets are required to be amortized in future periods. Approximately $202.9 million of these assets have been amortized as of October 31, 1999 and we expect to amortize the remaining approximately $62.6 million in future periods through our fiscal year ending January 31, 2003. We expect to amortize $11.0 million of such intangible assets over the remaining quarter of the fiscal year ending January 31, 2000 and $39.0 million in the fiscal year ended January 31, 2001. If we acquire additional businesses, products and technologies in the future, we may report additional, potentially significant expenses. If future events cause the impairment of any intangible assets acquired in our past or future acquisitions, we may have to write off expenses sooner than we expect. Because of our limited operating history and ongoing write-offs associated with our prior acquisitions, there can be no assurance that we will be profitable in any future period and recent operating results should not be considered indicative of future financial performance.

If we cannot successfully integrate our past and future acquisitions, our revenues may decline and expenses may increase

     From our inception in January 1995, we have made several strategic acquisitions. Integration of acquired companies, divisions and products involves the assimilation of potentially conflicting operations and products, which divert the attention of our management team and may have a material adverse effect on our operating results in future quarters. We acquired Leader Group, Inc. and a business unit of Penta Systems Technology, Inc. in the quarter ended April 30, 1998, NCR's TOP END technology in June 1998, the Entersoft Systems Corporation in July 1998, WebLogic, Inc. ("WebLogic") in September 1998, Component Systems, LLC in May 1999, Technology Resource Group, Inc. in July 1999, Avitek, Inc. in August 1999, The Theory Center in November 1999 and The Workflow Automation Corporation in March 2000. While we intend to make additional acquisitions in the future, there may not be suitable companies, divisions or products available for acquisition. Our acquisitions entail numerous risks, including the risk we will not successfully assimilate the acquired operations and products, or retain key employees of the acquired operations. There are also risks relating to the diversion of our management's attention, and difficulties and uncertainties in our ability to maintain the key business relationships the acquired entities have established. In addition, if we undertake future acquisitions, we may issue dilutive securities, assume or incur additional debt obligations, incur large one-time expenses, and acquire intangible assets that would result in significant future amortization expense. Any of these events could have a material adverse effect on our business, operating results and financial condition.

     Recently, the Financial Accounting Standards Board ("FASB") voted to eliminate pooling of interests accounting for acquisitions and the ability to write-off in-process research and development has been limited by recent pronouncements. The effect of these changes would be to increase the portion of the purchase price for any future acquisitions that must be charged to the Company's cost of revenues and operating expenses in the periods following any such acquisitions. As a consequence, the Company's results of operations in periods following any such acquisitions could be materially adversely affected. Although these changes would not directly affect the purchase price for any of these acquisitions, they would have the effect of increasing the reported expenses associated with any of these acquisitions. To that extent, these changes may make it more difficult for the Company to acquire other companies, product lines or technologies.

Our revenues are derived primarily from two main product and services lines, and a decline in demand or prices for either could substantially adversely affect our operating results

     We currently derive the majority of our license and service revenues from BEA TUXEDO and from related products and services. Although we expect these products and services to continue to account for the majority of our revenues in the immediate future, we believe that BEA WebLogic will become an increasingly important revenue source. As a result, factors adversely affecting the pricing of or demand for BEA TUXEDO and BEA WebLogic, such as competition, product performance or technological change, could have a material adverse effect on our business and consolidated results of operations and financial condition.

The lengthy sales cycle for our products makes our revenues susceptible to substantial fluctuations

     Our customers typically use our products to implement large, sophisticated applications that are critical to their business, and their purchases are often part of their implementation of a distributed or Web-based computing environment. Customers evaluating our software products face complex decisions regarding alternative approaches to the integration of enterprise applications, competitive product offerings, rapidly changing software technologies and limited internal resources due to other information systems requirements. For these and other reasons, the sales cycle for our products is lengthy and is subject to delays or cancellation over which we have little or no control. We have experienced a significant increase in the number of million and multi-million dollar license transactions. In some cases, this has resulted in more extended customer evaluation and procurement processes, which in turn have lengthened the overall sales cycle for our products. Moreover, in contrast, during the second half of fiscal 1999, an increasing number of our customers began negotiating licenses to use our enterprise application solutions as an architectural platform for several applications. These architectural commitments are larger in scope and potential revenue than single application transactions. In some cases, these architectural commitments also have longer sales cycles than our typical single application transactions, because of both the customer's decision cycle in adopting an architectural platform and heightened corporate approval requirements for larger contracts. We believe general economic conditions that impact customers' capital investment decisions also affect our sales cycles. In addition, industry sources widely predict that large corporations will stop deploying new computer systems in early 2000, in order to avoid disrupting their computer systems before the Year 2000. If our customers stop deploying new computer systems, our revenues could be materially reduced and our operating results could be materially adversely affected, especially the first quarter of calendar 2000. Any significant change in customer buying decisions or sales cycles for our products could have a material adverse effect on our business, results of operations and financial condition.

     Although we use a standard license agreement which meets the revenue recognition criteria under current generally accepted accounting principles, we must often negotiate and revise terms and conditions of this standard agreement, particularly in larger license transactions. Negotiation of mutually acceptable terms and conditions can extend the sales cycle and, in certain situations, may require us to defer recognition of revenue on the license. In addition, while we do not expect the Statement of Position 97-2, Software Revenues Recognition, ("SOP 97-2") and SOP 98-4 and SOP 98-9, which amend certain provisions of SOP 97-2, to have a material impact on our revenues and earnings, detailed implementation guidelines of the standard have not yet been issued. Once issued, such detailed guidance could lead to unanticipated changes in our current revenues recognition practices and such changes could have an adverse impact on revenues and earnings.

If we do not effectively compete with new and existing competitors, our revenues and operating margins will decline

     The market for application server and integration software, and related software components and services is highly competitive. Our competitors are diverse and offer a variety of solutions directed at various segments of this marketplace. These competitors include operating system vendors such as IBM, Sun Microsystems and database vendors such as Oracle. Microsoft has released a product that includes certain basic application server functionality and has announced that it intends to include application server and integration functionality in future versions of its operating systems, including Windows 2000. In addition, there are companies offering and developing application server and integration software products and related services that directly compete with products we offer. Further, software development tool vendors typically emphasize the broad versatility of their toolsets and, in some cases, offer complementary software that supports these tools and performs basic application server and integration functions. Last, internal development groups within prospective customers' organizations may develop software and hardware systems that may substitute for those we offer. A number of our competitors and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition and a larger installed base of customers than us.

     Our principal competitors currently include hardware vendors who bundle their own application server and integration software products, or similar products, with their computer systems and database vendors that advocate client/server networks driven by the database server. IBM and Sun Microsystems are the primary hardware vendors who offer a line of application server and integration solutions for its customers. IBM's sale of application server and integration functionality along with its IBM proprietary hardware systems requires us to compete with IBM in its installed base, where IBM has certain inherent advantages due to its significantly greater financial, technical, marketing and other resources, greater name recognition and the integration of its enterprise application server and integration functionality with its proprietary hardware and database systems. We need to differentiate our products based on functionality, interoperability with non-IBM systems, performance and reliability, and establish our products as more effective solutions to customers' needs. Oracle is the primary relational database vendor offering products that are intended to serve as alternatives to our enterprise application server and integration solutions.

     Microsoft has announced that it intends to include certain application server and integration functionality in future versions of its Windows 2000 operating system. Microsoft has also introduced a product that includes certain basic application server functionality. The bundling of competing functionality in versions of Windows requires us to compete with Microsoft in the Windows marketplace, where Microsoft has certain inherent advantages due to its significantly greater financial, technical, marketing and other resources, its greater name recognition, its substantial installed base and the integration of its application server and integration functionality with Windows. We need to differentiate our products from Microsoft's based on scalability, functionality, interoperability with non-Microsoft platforms, performance and reliability, and need to establish our products as more effective solutions to customers' needs. We may not be able to successfully differentiate our products from those offered by Microsoft, and Microsoft's entry into the application server and integration market could materially adversely affect our business, operating results and financial condition.

     In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our current and prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Such competition could materially adversely affect our ability to sell additional software licenses and maintenance, consulting and support services on terms favorable to us. Further, competitive pressures could require us to reduce the price of our products and related services, which could materially adversely affect our business, operating results and financial condition. We may not be able to compete successfully against current and future competitors and any failure to do so would have a material adverse effect upon our business, operating results and financial condition.

If we fail to adequately protect our intellectual property rights, competitors may use our technology and trademarks, which could weaken our competitive position, reduce our revenues and increase our costs

     Our success depends upon our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret rights, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. It is possible that other companies could successfully challenge the validity or scope of our patents and that our patents may not provide a competitive advantage to us.

     As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, distributors and corporate partners and into license agreements with respect to our software, documentation and other proprietary information. Despite these precautions, third parties could copy or otherwise obtain and use our products or technology without authorization, or develop similar technology independently. In particular, we have, in the past, provided certain hardware OEMs with access to our source code, and any unauthorized publication or proliferation of this source code could materially adversely affect our business, operating results and financial condition. It is difficult for us to police unauthorized use of our products, and although we are unable to determine the extent to which piracy of our software products exists, software piracy is a persistent problem. Effective protection of intellectual property rights is unavailable or limited in certain foreign countries. The protection of our proprietary rights may not be adequate and our competitors could independently develop similar technology, duplicate our products, and they could design around patents and other intellectual property rights we hold.

Third parties could assert that our software products and services infringe their intellectual property rights, which could expose us to increased costs and litigation

     It is possible that third parties could claim our current or future products infringe their rights. Any such claims, with or without merit, could cause costly litigation that could absorb significant management time, which could materially adversely effect our business, operating results and financial condition. These type of claims might require us to enter into royalty or license agreements. If required, we may not be able to obtain such royalty or license agreements, or obtain them on terms acceptable to us, which could have a material adverse effect upon our business, operating results and financial condition.

Our international operations expose us to greater management, collections, currency, intellectual property, regulatory and other risks

     International revenues accounted for 31 and 33 percent of our consolidated revenues for the quarters ended October 31, 1999 and 1998, respectively. We sell our products and services through a network of branches and subsidiaries located in 27 countries worldwide. In addition, we also market through distributors in Europe and the Asia/Pacific region. We believe that our success depends upon continued expansion of our international operations. Our international business is subject to a number of risks, including unexpected changes in regulatory practices and tariffs, greater difficulties in staffing and managing foreign operations, longer collection cycles, seasonality, potential changes in tax laws, greater difficulty in protecting intellectual property and the impact of fluctuating exchange rates between the US dollar and foreign currencies in markets where BEA does business, in particular the French franc, the German mark, the British pound, the Japanese yen, the Australian dollar and the Korean won. General economic and political conditions in these foreign markets may also impact our international revenues. Since the late summer of 1997, a number of Pacific Rim countries have experienced economic, banking and currency difficulties that has led to economic downturns in those countries. Among other things, the decline in value of Asian currencies, together with difficulties obtaining credit, has resulted in a decline in the purchasing power of our Asian customers, which in turn has resulted in the delay of orders for our products from certain Asian customers and is likely to result in further delays and, possibly the cancellation, of such orders. We anticipate that weak Asian conditions may adversely impact our financial results. It is difficult for us to predict the extent of the future impact of these conditions. There can be no assurances that these factors and other factors will not have a material adverse effect on our future international revenues and consequently on our business and consolidated financial condition and results of operations.

If we are unable to manage our growth, our business will suffer

     We have continued to experience a period of rapid and substantial growth that has placed, and if such growth continues would continue to place, a strain on the Company's administrative and operational infrastructure. We have increased the number of our employees from 120 employees in three offices in the United States at January 31, 1996 to over 1,600 employees in over 72 offices in 28 countries at October 31, 1999. Our ability to manage our staff and growth effectively requires us to continue to improve our operational, financial and management controls, reporting systems and procedures. In this regard, we are currently updating our management information systems to integrate financial and other reporting among our multiple domestic and foreign offices. In addition, we intend to continue to increase our staff worldwide and to continue to improve the financial reporting and controls for our global operations. It is possible we will not be able to successfully implement improvements to our management information and control systems in an efficient or timely manner and that, during the course of this implementation, we could discover deficiencies in existing systems and controls. If we are unable to manage growth effectively, our business, results of operations and financial condition will be materially adversely affected.

If the market for middleware and application servers and integration software does not grow as quickly as we expect, our revenues will be harmed

     We sell our products and services in the middleware and application server and integration markets. These markets are emerging and are characterized by continuing technological developments, evolving industry standards and changing customer requirements. Our success is dependent in large part on acceptance of our products by large customers with substantial legacy mainframe systems, customers establishing a presence on the Web for commerce, and developers of web-based commerce applications. Our future financial performance will depend in large part on continued growth in the number of companies extending their mainframe-based, mission-critical applications to an enterprise-wide distributed computing environment and to the Internet through the use of application server and integration technology. There can be no assurance that the markets for application server and integration technology and related services will continue to grow. If these markets fail to grow or grow more slowly than we currently anticipate, or if we experience increased competition in these markets, our business, results of operations and financial condition will be adversely affected.

If we lose key personnel or cannot hire enough qualified personnel, it will adversely affect our ability to manage our business, develop new products and increase revenue

     We believe our future success will depend upon our ability to attract and retain highly skilled personnel including the Company's founders, Messrs. William T. Coleman III, Alfred S. Chuang and key members of management. Competition for these types of employees is intense, and it is possible that we will not be able to retain our key employees and that we will not be successful in attracting, assimilating and retaining qualified candidates in the future. As we seek to expand our global organization, the hiring of qualified sales, technical and support personnel will be difficult due to the limited number of qualified professionals. Failure to attract, assimilate and retain key personnel would have a material adverse effect on our business, results of operations and financial condition.

Our failure to maintain ongoing sales through distribution channels will result in lower revenues

     To date, we have sold our products principally through our direct sales force, as well as through indirect sales channels, such as system platform companies, packaged application software developers, systems integrators and independent consultants, independent software tool vendors and distributors. Our ability to achieve revenue growth in the future will depend in large part on our success in expanding our direct sales force and in further establishing and expanding relationships with distributors, ISVs, OEMs and systems integrators. In particular, a significant part of our strategy is to embed our technology in products our ISV customers offer. We intend to seek distribution arrangements with additional ISVs to embed our middleware and Web application servers technology in their products. It is possible that we will not be able to successfully expand our direct sales force or other distribution channels, secure license agreements with additional ISVs on commercially reasonable terms or at all, and otherwise further develop our relationships with indirect distribution channels. Moreover, even if we succeed in these endeavors, it still may not increase our revenues. If we invest resources in these types of expansion and our revenues do not correspondingly increase, our business, results of operations and financial condition will be materially and adversely affected.

     We rely on informal relationships with a number of consulting and systems integration firms to enhance our sales, support, service and marketing efforts, particularly with respect to implementation and support of our products as well as lead generation and assistance in the sale process. We will need to expand our relationships with third parties in order to support license revenues growth. Many such firms have similar, and often more established, relationships with our principal competitors. It is possible that these and other third parties will not provide the level and quality of service required to meet the needs of our customers, that we will not be able to maintain an effective, long term relationship with these third parties, and that these third parties will not successfully meet the needs of our customers.

If we do not develop and enhance new and existing products to keep pace with technological, market and industry changes, our revenues may decline

     The market for our products is highly fragmented, competitive with alternative computing architectures, and characterized by continuing technological developments, evolving industry standards and changing customer requirements. The introduction of products embodying new technologies, the emergence of new industry standards or changes in customer requirements could render our existing products obsolete and unmarketable. As a result, our success depends upon our ability to enhance existing products, respond to changing customer requirements and develop and introduce in a timely manner new products that keep pace with technological developments and emerging industry standards. It is possible that our products will not adequately address the changing needs of the marketplace and that we will not be successful in developing and marketing enhancements to our existing products or products incorporating new technology on a timely basis. Failure to develop and introduce new products, or enhancements to existing products, in a timely manner in response to changing market conditions or customer requirements, will materially and adversely affect our business, results of operations and financial condition.

If our products contain software defects, it could harm our revenues and expose us to litigation

     The software products we offer are internally complex and, despite extensive testing and quality control, may contain errors or defects, especially when we first introduced them. We may need to issue corrective releases of our software products to fix these defects or errors. These defects and errors could also cause damage to our reputation, loss of revenues, product returns or order cancellations, or lack of market acceptance of our products. Accordingly, these defects and errors could have a material and adverse effect on our business, results of operations and financial condition.

     Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in our license agreements may not be effective as a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions. Although we have not experienced any product liability claims to date, sale and support of our products entails the risk of such claims, which could be substantial in light of customers' use of such products in mission-critical applications. If a claimant brings a product liability claim against us, it could have a material adverse effect on our business, results of operations and financial condition.

     Our products interoperate with many parts of complicated computer systems, such as mainframes, servers, personal computers, application software, databases, operating systems and data transformation software. Failure of anyone of these parts due to the Year 2000 problem could cause all or large parts of computer systems to fail. In such circumstances, it may be difficult to determine which part failed, and it is likely that customers will bring a lawsuit against several suppliers. Even if our software is not at fault, we could suffer material expense and material diversion of management time in defending any such lawsuits.

Year 2000 issues could negatively affect our business

     It is possible that our current products contain undetected errors or defects associated with Year 2000 date functions that may result in material costs or liabilities to us, moreover, our software directly and indirectly interacts with a large number of other hardware and software systems. Some of our customers are running product versions that are not Year 2000 compliant. We have been encouraging our customers to migrate to current product versions. We are unable to predict to what extent our business may be affected if our software or the systems that operate in conjunction with our software experience a material Year 2000 related failure. Any Year 2000 defect in our products or the software and hardware systems with which our products operate, as well as any Year 2000 errors caused by older non-current products that were not upgraded by our customers, could expose us to litigation that could have a material adverse impact on us. The risks of such litigation may be particularly acute due to the mission-critical applications for which our products are used. Some commentators have stated that a significant amount of litigation will arise out of Year 2000 compliance issues, and we are aware of a growing number of lawsuits against other software vendors. Because of the unprecedented nature of such litigation, it is uncertain whether or to what extent we may be affected by it.

     We could also experience serious unanticipated negative consequences caused by undetected Year 2000 defects in our internal systems, including third party software and hardware products. Internal systems are primarily composed of third-party software and third-party hardware which contain embedded software and our own software products. For example we could experience a (i) corruption of data contained in our internal information systems or a (ii) failure of hardware, software, or other information technology systems, causing an interruption or failure of normal business operations. Any such events could have a material adverse impact on our operating results. In addition, we could experience serious unanticipated negative consequences caused by the failure of services or products provided by third parties that are critical to the continued our day-to-day operation, such as electrical power, telecommunications services, and shipping services (particularly outside of countries such as the United States where Year 2000 remediation has progressed the furthest), which consequences could have a material adverse effect on our business operations.

     Industry sources widely predict that many large corporations will stop deploying new computer systems in late early 2000, in order to avoid disrupting their computer systems before the Year 2000. Large corporations represent the majority of our customer base, and a material portion of our license fees come from new computer system deployments. We are monitoring our customer base to determine their plans and have been informed by some of our customers that they intend to stop deploying new computer systems. We are also taking several management steps to reduce our exposure to Year 2000 deployment delays, such as providing special incentives to our sales force during this time and focusing on transactions that are not dependent on new deployments of pending projects. However, if the Year 2000 related delays in deployments are larger than we anticipate, last longer than we anticipate, or involve more of our targeted customers than we anticipate, our revenues in early 2000 could be materially lower than expected. Furthermore, certain of our customers who originally intended to delay deployments in late 1999 have informed us that they may accelerate their deployments. This could result in an unusual fluctuation of orders with a temporarily positive impact on orders received in late 1999 followed by a decline in orders in early 2000. Customer behavior, and consequently our orders, will be unusually difficult to forecast.

We have substantial debt outstanding which could affect our ability to obtain additional working capital and which requires substantial cash payments

     In connection with our sale of 4% Convertible Subordinated Notes in June and July 1998, we incurred $250 million in long-term indebtedness. Our principal and interest payment obligations increased substantially because of this indebtedness. The degree to which we are leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. These notes are convertible into Common Stock, which conversion could cause substantial dilution to stockholders and would increase the number of shares eligible for sale in the market, but would eliminate the need for the Company to repay the principal amount of such converted notes. There can be no assurance, however, that any of these notes will be converted. Our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

     We will require substantial amounts of cash to fund scheduled payments of interest on these notes, payment of the principal amount of these notes at maturity, payment of principal and interest on our other indebtedness, future capital expenditures and any increased working capital requirements. If we cannot meet our cash requirements out of cash flow from operations, there can be no assurance that we will be able to obtain alternative financing. If we cannot obtain such financing, our ability to respond to changing business and economic conditions, to make future acquisitions, to absorb adverse operating results or to fund capital expenditures or increased working capital requirements may be adversely affected. Any failure by us to satisfy our obligations with respect to these notes at maturity (with respect to payments of principal) or prior thereto (with respect to payments of interest or required repurchases) would constitute a default under the indenture entered into in connection with the issuance of these notes and could cause a default under agreements governing our other indebtedness, if any.

Recent accounting pronouncements could cause us to defer revenue

     The American Institute of Certified Public Accountants has issued a series of recent pronouncements which address revenue recognition in the software industry, including SOP 97-2, SOP 98-4, and SOP 98-9. These pronouncements principally focus on concepts versus specific implementation guidance. We believe we are in compliance with these standards, but the software industry and the accounting profession are currently discussing a wide range of potential interpretations which may result in the issuance of more pronouncements or interpretive guidance. As future guidance becomes available or if the software industry broadly adopts certain practices which are different than the Company's current revenue recognition practices which could have a material adverse effect on our business practices, financial condition, or results of operations.

     We have not fully assessed our ability to comply with SOP 98-9 using current business practices. However, the Company believes that SOP 98-9 may require significantly more revenues to be deferred for certain types of transactions.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, as well as the Forms 10-Q, 10-K and 8-K incorporated by reference into this prospectus, include "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical fact are "Forward-Looking Statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or services, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, Forward-Looking Statements can be identified by the use of terminology such as "may," "will," "expects," "plans," "anticipates," "estimates," "potential," or "continue," or the negative thereof or other comparable terminology. Although BEA believes that the expectations reflected in the Forward-Looking Statements contained herein are reasonable, there can be no assurance that such expectations or any of the Forward-Looking Statements will prove to be correct, and actual results could differ materially from those projected or assumed in the Forward-Looking Statements. Future financial condition and results of operations, as well as any Forward-Looking Statements, are subject to inherent risks and uncertainties, including but not limited to the factors described under "Risk Factors" beginning on page 9 and the reasons described elsewhere in this offering circular. All Forward-Looking Statements and reasons why results may differ included in this offering circular are made as of the date hereof, and BEA assumes no obligation to update any such Forward-Looking Statement or reason why actual results might differ.

                             SELLING STOCKHOLDERS

     The following table provides the names of and the number of shares of Common Stock beneficially owned by each Selling Stockholder, and the number of shares of Common Stock beneficially owned by each Selling Stockholder upon completion of the offering or offerings pursuant to this prospectus, assuming each Selling Stockholder offers and sells all of its or his/her respective Shares. Selling Stockholders may, however, offer and sell all, or some or none of their Shares. Under some circumstances, the respective donees, pledgees and transferees or other successors in interest of the Selling Stockholders may also sell the shares listed below as being held by the Selling Stockholders. No Selling Stockholder beneficially owns one percent or greater of the Company's outstanding Common Stock.

                                                             Beneficial                                Beneficial
                                                          Ownership Prior to                        Ownership After the
                                                               Offering            Offered               Offering
                                                          ------------------                        -------------------
                                                           Number of Shares     Number of Shares      Number of Shares
                                                          ------------------    ----------------    -------------------
Barry M. Bernstein.......................................        29,420             29,420                  0
P. Dawn Bernstein........................................        29,420             29,420                  0
Joseph S. Dachuk.........................................        58,839             58,839                  0
Peter E.J. Hall..........................................        29,420             29,420                  0
Patricia L. Hall.........................................        29,420             29,420                  0
Abe Schwartz.............................................        29,420             29,420                  0
Marta I. Schwartz........................................        29,420             29,420                  0

                              PLAN OF DISTRIBUTION

     This prospectus relates to the offer and sale from time to time by the holders of up to 235,359 shares of Common Stock. These shares were issued in connection with the stock purchase agreement among BEA, The Workflow Automation Corporation and the Selling Stockholders. This prospectus has been prepared in connection with registering these shares to allow for sales of these shares by the applicable selling stockholders to the public as required by the terms of this stock purchase agreement. We have registered the shares for sale pursuant to the terms of the stock purchase agreement, but registration of these shares does not necessarily mean that any of these shares will be offered and sold by the holders thereof.

     We will not receive any proceeds from this offering. The shares may be sold from time to time to purchasers directly by any of the selling stockholders, or under some circumstances, donees, pledgees, transferees or other successors in interest ("Transferees") thereof. Alternatively, the selling stockholders, or Transferees thereof, may from time to time offer the shares through dealers or agents, who may receive compensation in the form of commissions from the selling stockholders, or Transferees thereof, and/or the purchasers of the shares for whom they may act as agent. The selling stockholders, or Transferees thereof, and any dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of the shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act of 1933.

     At a time a particular offer of the shares is made, a prospectus supplement, if required, will be distributed that will set forth the name and names of any dealers or agents and any commissions and other terms constituting compensation from the selling stockholders, or Transferees thereof, and any other required information. The shares may be sold from time to time at varying prices determined at the time of sale or at negotiated prices.

     In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

     The shares may also be sold in one or more of the following transactions:
(a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such stock as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a prospectus supplement; (c) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (d) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (e) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual report on form 10-K for the year ended January 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered pursuant to this prospectus will be passed upon for the Company by Morrison & Foerster LLP, Palo Alto, California. Certain attorneys at Morrison & Foerster LLP own an aggregate of approximately 24,000 shares of Common Stock of the Company.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other expenses of Issuance and Distribution

     The following table sets forth the estimated fees and expenses payable by the Company in connection with the issuance and distribution of the Common Stock registered hereby. All of such fees and expenses are estimates, except the

  Securities Act registration fee...................................  $   3,666
  Printing and duplicating fees.....................................     10,000
  Legal fees and expenses...........................................     15,000
  Accounting fees and expenses......................................     12,000
  Miscellaneous expenses............................................      5,000
                                                                      ---------
     *Total.........................................................  $  45,666
                                                                      ---------

*None of the expenses listed above will be borne by the selling stockholders.

Item 15. Indemnification Of Directors And Officers


     Under Section 145 of the General Corporate Law of the State of Delaware, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Amended and Restated Bylaws also provide for mandatory indemnification of its directors and executive officers, and permissive indemnification of its employees and agents, to the fullest extent permissible under Delaware law.

     The Registrant's Amended and Restated Certificate of Incorporation provides that the liability of its directors for monetary damages shall be eliminated to the fullest extend permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its Stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the securities laws or state or federal environmental laws. The Registrant maintains a policy of directors' and officers' liability insurance that insures the Company's directors and officers against the cots of defense, settlement or payment of a judgment under certain circumstances.

     Pursuant to written agreement between the respective Selling stockholders and the Company, the directors and officers of the Company are indemnified by such Selling stockholders against certain civil liabilities that they may incur under the Securities Act in connection with this registration statement and the related prospectus.

ITEM 16. Exhibits

4.1 - Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to Registrant's registration statement on Form SB-2 (File No. 333-20791))

4.2 - Bylaws of the Registrant (incorporated by reference to Exhibit 3.3 to Registrant's registration statement on Form SB-2 (File No. 333-20791))

5.1 - Opinion of Morrison & Foerster LLP

10.1 - Form of Agreement for the Purchase of All the Shares of The Workflow Automation Corporation dated March 21, 2000, by and among Barry M. Bernstein, P. Dawn Bernstein, Peter E. J. Hall, Patricia L. Hall, Abe Schwartz, Marta I. Schwartz, Joseph S. Dachuk, The Workflow Automation Corporation, BEA Systems (Ontario) Inc., and BEA Systems, Inc.

23.1 - Consent of Ernst & Young LLP, Independent Auditors*

23.2 - Consent of Morrison & Foerster LLP (included in Exhibit 5.1)

24.1 - Power of Attorney (included on signature page hereto)

*To be filed by amendment.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high and of the estimated maximum offering price may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that subparagraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of these securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, when applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 of this registration statement, or otherwise (other than insurance), the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California on April 17, 2000.

                                    BEA SYSTEMS, INC.


                                    By: /s/ William T. Coleman III
                                      ___________________________________
                                      Chief Executive Officer
                                      and Chairman of the Board

                               POWER OF ATTORNEY

     The undersigned hereby constitutes and appoints William T. Coleman, III and William M. Klein as his/her true and lawful attorneys-in-fact and agents, jointly and severally, with full power of substitution and resubstitution, for and in his/her stead, in any and all capacities, to sign on his/her behalf the registration statement on Form S-3 in connection with the sale by BEA Systems, Inc. of shares of offered securities, and to execute any amendments thereto (including post-effective amendments) or certificates that may be required in connection with this registration statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission and granting unto said attorneys-in-fact and agents, jointly and severally, the full power and authority to do and perform each and every act and thing necessary or advisable to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, jointly and severally, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:


Signature                            Title                                                    Date
---------                            -----                                                    ----
/s/ William T. Coleman III           Chief Executive Officer, Chairman of the Board and       April 17, 2000
-----------------------------------
William T. Coleman III               Director (Principal Executive Officer)

/s/ William M. Klein                 Chief Financial Officer (Principal Financial and         April 17, 2000
-----------------------------------
William M. Klein                     Accounting Officer)

/s/ Carol A. Bartz                   Director                                                 April 17, 2000
-----------------------------------
Carol A. Bartz

/s/ Cary J. Davis                    Director                                                 April 17, 2000
-----------------------------------
Cary J. Davis

/s/ Stewart K.P. Gross               Director                                                 April 17, 2000
-----------------------------------
Stewart K.P. Gross

/s/ William H. Janeway               Director                                                 April 17, 2000
-----------------------------------
William H. Janeway

/s/ Dean O. Morton                   Director                                                 April 17, 2000
-----------------------------------
Dean O. Morton

/s/ Robert L. Joss                   Director                                                 April 17, 2000
-----------------------------------
Robert L. Joss